

Mail Stop 3720   July 14, 2006

Via U.S. Mail and Fax (310) 449-1306

John F. Delorenzo
Chief Financial Officer
Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404

>   **Re: Entravision Communications Corporation**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 16, 2006**
>
>   **Form 10-Q for the quarter ended March 31, 2006**
>
>   **File No. 1-15997**

Dear Mr. Delorenzo:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,
>   /s/ Carlos Pacho
>   for Larry Spirgel
>   Assistant Director